EXHIBIT 99.5

News release via Canada NewsWire, Toronto 416-863-9350

Attention Business/Financial Editors:

Algonquin Power & Utilities Corp. Announces 2010 Second Quarter

Financial Results

OAKVILLE, ON, Aug. 12 /CNW/ - Algonquin Power & Utilities Corp. (TSX: AQN) , today announced financial results for the second quarter ended June 30, 2010. On October 27, 2009, Algonquin Power Income Fund became a wholly owned subsidiary of Algonquin Power & Utilities Corp. (collectively “APUC”), maintaining the same operations and business activities, but under a new corporate structure. Year-over-year results are compared to the results of Algonquin Power Income Fund in the relevant period.

<<

Financial Highlights:

-	For the second quarter of 2010, revenue was $42.7 million as compared to $46.5 million in the second quarter of 2009. The decrease in revenue over 2009 is primarily the result of lower average hydrology, lower waste disposal revenue at the energy - from-waste facility as a result of the unplanned outage and the expected change in operations at Windsor Locks to a forward reserve market operating model following the expiry of one of its power purchase agreements . For the first six months of 2010, APUC generated revenue of $88.6 million as compared to $98.7 million in the first six months of 2009.

-	Adjusted earnings before interest, taxes, depreciation, and amortization (“Adjusted EBITDA”) was $18.7 million in the second quarter of 2010 as compared to $20.0 million in the second quarter of 2009. The decrease in Adjusted EBITDA is primarily related to lower earnings from operations. APUC generated Adjusted EBITDA of $36.6 million for the first six months of 2010 as compared to $41.1 million for the first six months of 2009.

-	APUC reported a net loss in the second quarter of 2010 of $2.2 million or $0.02 per share as compared to net earnings of $15.3 million or $0.20 per share for the second quarter of 2009. For the first six months of 2010, APUC reported net earnings of $1.2 million or $0.01 per share as compared to $19.5 million or $0.25 per share for the first six months of 2009.

-	Adjusted net earnings are utilized to report the net earnings of APUC without the effects of gains or losses on foreign exchange, foreign exchange forward contracts, and interest rate swaps as these are primarily non-cash items that are not reflective of the performance of the underlying business of APUC. APUC reported adjusted net loss of $0.1 million or $0.00 per share in Q2 2010 as compared to adjusted net earnings of $3.8 million or $0.05 per share in Q2 2009. APUC reported adjusted net earnings of $2.9 million or $0.03 per share for the first six months of 2010 as compared to adjusted net earnings of $11.8 million or $0.15 per share for the first six months of 2009.

Performance and Operational Highlights:

-	During the second quarter of 2010, APUC experienced revenue impacts from lower than average hydrology in most of the regions in which it operates hydroelectric facilities and the continuing overhaul related outage of its energy-from-waste plant.

-	APUC continued the pursuit of rate cases for seven of Liberty Water’s utilities with settlement of three Texas rate cases and receipt of a preliminary order for one of its Arizona utilities. The rate settlements and the propositions contained in the preliminary rate order represent approximately 92% of the total US $2.4 million requested revenue requirement for these utilities.

-	The major overhaul and upgrade of the energy-from-waste facility was successfully completed and the facility returned to full production on all five units in July, 2010. As a result of the major capital upgrade which included new boiler tubes on all units, the facility is expected to operate above expectations for the remainder of the year, with anticipated waste processing levels of 475 tonnes per day.

-	APUC’s Windsor Locks facility successfully made the transition to a new forward reserve market operating model following the expiration of one of its power purchase agreements. While the change in operating regime forecast lower operating revenues, due to higher dispatch levels and favourable power pricing in the spot market, second quarter revenues exceeded management’s expectations.

-	APUC entered into agreements to provide development, construction, operation and supervision services related to the construction, commissioning and operation of the 26.4 megawatt Red Lily Phase 1 Wind Energy Facility, expected to be completed in early 2011. APUC is committed to provide $19.5 million of senior and subordinated debt to the project, which APUC has the option to convert to a 75% equity interest in the project.

>>

“We remain committed to consolidating, through the balance of 2010, our previously announced significant value and corporate transition initiatives. While the first half of 2010 included disappointing revenue shortfalls from the overhaul related outage of our energy-from-waste facility and lower hydrology and wind resources, we are pleased with the notable progress made on our growth initiatives.” commented Ian Robertson, Chief Executive Officer of APUC.”

APUC’s financial information and analysis are available on the web site at www.algonquinpowerandutilities.com.

APUC will hold an earnings conference call at 10:00 a.m. eastern time on Friday, August 13, 2010, hosted by Chief Executive Officer Ian Robertson and Chief Financial Officer David Bronicheski.

Conference call details are as follows:

Date: Friday, August 13, 2010

Start Time: 10:00 a.m. eastern

Phone Number: Toll free within North America: 1-800-814-4859 or Local 416-644-3414.

Conference ID No.: 4327246

For those unable to attend the live call, a digital recording will be available for replay two hours after the call by dialing 1-877-289-8525 or 416-640-1917 access code 4327246 followed by the number sign from August 13, 2010 until August 20, 2010.

About Algonquin Power & Utilities Corp.

Through its distinct operating subsidiaries, APUC owns and operates a diversified portfolio of approximately $1 billion of clean renewable electric generation and sustainable utility distribution businesses in North America. APCo, APUC’s electric generation subsidiary, includes 45 renewable energy facilities and 14 thermal energy facilities representing more than 480 MW of installed capacity. Liberty Water Co., APUC’s water utility subsidiary, provides regulated utility services to more than 70,000 customers with a portfolio of 19 water distribution and wastewater treatment utility systems. Pursuant to a previously announced agreement, APUC is committed to acquiring the California based regulated utility electric distribution and generation assets of NV Energy which serve approximately 47,000 retail electricity distribution customers. APUC and its operating subsidiaries deliver continuing growth through an expanding pipeline of greenfield and expansion renewable power and clean energy projects, organic growth within its regulated utilities and the pursuit of accretive acquisition opportunities. APUC’s common shares and convertible debentures are traded on the Toronto Stock Exchange under the symbols AQN, AQN.DB, AQN.DB.A and AQN.DB.B. Visit Algonquin Power & Utilities Corp. on the web at www.AlgonquinPowerandUtilities.com.

Caution Regarding Forward-Looking Information

Certain statements included in this news release contain information that is forward-looking within the meaning of certain securities laws, including information and statements regarding prospective results of operations, financial position or cash flows. These statements are based on factors or assumptions that were applied in drawing a conclusion or making a forecast or projection, including assumptions based on historical trends, current conditions and expected future developments. Since forward-looking statements relate to future events and conditions, by their very nature they require making assumptions and involve inherent risks and uncertainties. APUC cautions that although it is believed that the assumptions are reasonable in the circumstances, these risks and uncertainties give rise to the possibility that actual results may differ materially from the expectations set out in the forward-looking statements. Material risk factors include those set out in the management’s discussion and analysis section of APUC’s 2009 annual report and APUC’s Annual Information Form dated March 31, 2010. Given these risks, undue reliance should not be placed on these forward-looking statements, which apply only as of their dates. Other than as specifically required by law, APUC undertakes no obligation to update any forward-looking statements or information to reflect new information, subsequent or otherwise.

%SEDAR: 00014832E

/For further information: Kelly Castledine, Telephone: (905) 465-4500, Algonquin Power & Utilities Corp., 2845 Bristol Circle, Oakville, Ontario, L6H 7H7/

(AQN.DB. AQN.DB.A. AQN.DB.B. AQN.)

CO: Algonquin Power & Utilities Corp.

CNW l8:37e 12-AUG-10